File No. 70-8931

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1
                                       to
                                   ---------
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                            APPALACHIAN POWER COMPANY
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY

                    1 Riverside Plaza, Columbus, Ohio 43215
                    ---------------------------------------
     (Name of company or companies filing this statement and addresses of principal executive offices)

                                      ***

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company parent of each applicant or declarant)

                                      ***

                           Armando A. Pena, Treasurer
                   Jeffrey D. Cross, Acting General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                  (Names and addresses of agents for service)


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION
      American Electric Power Company, Inc. ("AEP"), a registered holding company, and its TWELVE electric utility subsidiary companies, AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("Central"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("Oklahoma"), Southwestern Electric Power Company ("Southwestern"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") request authorization to sell certain utility assets without prior Commission approval.
           Background.
           By HCAR Release No. 26031 dated April 20, 1994, the Commission amended Rule 44(b) under the Public Utility Holding Company Act of 1935 (the "Act"). This amendment, among others, was part of a general attempt to modernize the rules under the Act and, in particular, to reduce undue regulatory burdens on companies in a registered holding company system. Rule 44, adopted under Section 12(d) of the Act, governs sales of utility securities and utility assets by a registered holding company to any person. Previously, the rule required approval by this Commission of sales of securities or of utility assets, if the total consideration to be received was in excess of $100,000 and the acquisition by the buyer was not subject to Commission approval. Rule 44, as amended, provides an exemption for all sales up to an annual aggregate amount of $5 million for all system operating subsidiaries when the acquisition of the securities or utility assets does not require Commission approval. By HCAR Release No. 35-26622 dated December 12, 1996 in this file the eight operating subsidiaries of AEP were authorized to sell utility assets for consideration up to $5,000,000 per operating subsidiary per calendar year. This authority was granted through December 31, 2001.
      Proposed Transaction
      AEP and its subsidiaries desire to amend and extend the authority in this file to include the four electric utility subsidiaries acquired by AEP in its merger with Central and South West Corporation and to increase the authorized amount of sales from $5,000,000 per operating company to $15,000,000 per operating company through September 30, 2006.
      The electric utility industry is in transition to a more competitive environment. This is particularly true in Texas which has adopted measures requiring restructuring of utilities. In response to requests of customers and as mandated by the Public Utility Commission of Texas, the AEP System is required to transfer substations and transmission and distribution lines or other utility assets that serve the customer, if so requested by the customer, to that customer or to potential customers. In addition, there are routine transfers of poles to joint users. For example, Indiana is a party to a Letter Agreement dated December 14, 2000 with Verizon North, Inc. (formerly known as GTE North Incorporated "Verizon North") and a Joint Pole Use Agreement dated January 1, 1995. Pursuant to these agreements, Indiana has agreed to transfer 25,000 poles in Indiana and Michigan to Verizon North for approximately $5,612,000 in order to balance ownership of poles in accordance with the agreements. This transaction alone would exceed the $5,000,000 exemption. This sale is being submitted to the Indiana Utility Regulatory Commission for its approval. In addition, Kentucky is under contract to sell 3,750 poles for a total $2,000,000.
      Therefore, it is requested that, without further Commission approval, AEP and its utility subsidiaries, including any affiliated public utility company succeeding to the utility assets of the existing public utility companies be permitted to transfer utility assets to customers and noncustomers for a period ending September 30, 2006. The consideration for the transfers will be not less than the net book value of the assets and will not exceed $15,000,000 per operating subsidiary per calendar year. In the case of a lease, the lease payments will be valued over the term of the lease and be counted against the exemption amount in the initial year of the lease.
      Application of Proceeds
      The proceeds of the sales of utility assets will be added to the general funds of such companies and used to pay the general obligations of such companies, including expenditures incurred in their various construction projects, and for other corporate purposes.
      Certificates of Notifications
      It is proposed that in lieu of reporting sales of utility assets by filing Certificates of notification under Rule 24, AEP, Generating, Appalachian, Central, Columbus, Indiana, Kentucky, Kingsport, Ohio, Oklahoma, Southwestern, West Texas, and Wheeling will report such sales in their Annual Report on Form U5S filed with the Commission.
      Compliance with Rule 54
      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.
      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up 100% of its consolidated retained earnings with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order"). AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
      Rule 53(a)(1) At June 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.315 billion, or about 40.6% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2001 ($3.242 billion).
      Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
      Rule 53(a)(3) Not more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.
      Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.
      Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242,159,000) represented a decrease of approximately $302,490,000 (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,544,649,000); and (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investment sin EWGs and FUCOs.
      AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(C) Order. Accordingly, since the date of the Rule 53(C) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.
ITEM 2.  FEES, COMMISSIONS AND EXPENSES
      No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by AEP, Generating, Appalachian, Central, Columbus, Indiana, Kentucky, Kingsport, Ohio, Oklahoma, Southwestern, West Texas, or Wheeling or any associated company in connection with the proposed transactions, other than fees and expenses to be billed at cost by American Electric Power Service corporation estimated not to exceed $2,000.
ITEM 3.  APPLICABLE STATUTORY PROVISIONS
      AEP, Generating, Appalachian, Central, Columbus, Indiana, Kentucky, Kingsport, Ohio, Oklahoma, Southwestern, West Texas, and Wheeling designate
Section 12(d) of the Act and Rule 44(b) thereunder as applicable to the sale of utility assets to non-affiliates.
ITEM 4.  REGULATORY APPROVALS
      No commission other than the Securities and Exchange Commission has jurisdiction over the increase in the authorized amount of sales of utility assets without approval of the Commission for which authority is requested herein. The Federal Energy Regulatory Commission has jurisdiction over sales of assets used for the interstate transmission of electric energy valued in excess of $50,000. Individual sales of assets may be governed by other state regulatory commissions no sales will take place unless we meet necessary FERC or state approval. A summary of state jurisdiction for states where the AEP system is located is as follows:

Indiana    Burns Ind. Code Annss.8-1-2-84
           The Indiana Utility Regulatory Commission does not exercise its jurisdiction over isolated transactions such as the sale of transformers or utility poles unless such sales are between two public utilities. All such sales are subject to scrutiny during a rate case including the proceeds from the sale of personal property. There is an accounting method in place where the proceeds of such sales are accounted for "above the line" and taken as a credit to the cost of service, thereby reducing rates.

Kentucky Kentucky Rev. Statutes Annotated, Title XXIV Public Utilities, Chapter 278 Public Service Commission
           The Kentucky Public Service Commission does not have jurisdiction over the isolated sale of utility assets.ss.278.255 of the Ky Rev. Statutes does provide for the Commission to conduct various periodic management and operation audits of each public utility to investigate management effectiveness and operating efficiency. Sales of utility assets are subject to review during a rate proceeding.

Michigan   Michigan Statutes Annotated, Title 22.  Public Utilities.
           Michigan Public Service Commission does not have jurisdiction over the isolated sale of utility assets. Such sales are subject to review during a rate proceeding.

Ohio       Ohio Rev. Codess.4905.48
           The Public Utility Commission of Ohio has jurisdiction only over the sale of assets to other utilities in the state. Such sales of utility assets are subject to review in a rate proceeding.

Oklahoma   Okl. St. Ann., Title 17, Chapter 8,ss.151-152
           The Corporation Commission of Oklahoma does not have jurisdiction over the isolated sale of utility assets. Such sales are subject to review during a rate proceeding.

Tennessee  Tenn Code Ann. Title 65, Chapter 4 ss.ss.65-4-101-117 By statute
           (ss.65-4-104) the Tennessee Public Service Commission has general supervisory and regulatory power, jurisdiction and control over all public utilities, and also over their property and property rights. It has the power to audit the books and to review transactions whenever it deems necessary. The authority does not exert jurisdiction over isolated sales of personal property (utility assets).

Texas Texas Utilities Code, Title II, Sections 14.101, 39.051, and 39.158, and Chapter 36.
           Texas law requires utility companies to separate into three separate companies on January 1, 2002. The separate companies are a generation company, a transmission and distribution company, and a retail electric provider. With the exception of mergers of generation companies, only sales of utility facilities by the transmission and distribution company will remain subject to the Texas commission's review. Such sales will be subject to review under the Texas commission's general ratemaking authority in a rate proceeding. In addition if the consideration for the transmission and distribution company's transaction is greater than $ 100,000 and involves the sale, lease or acquisition of "an operating unit or system," the transaction is subject to review outside of a rate proceeding. There is a pending proceeding that could delay the division of Southwestern into three companies. If Southwestern remains bundled, the Texas commission will have jurisdiction over that company's sales of facilities as described above for the transmission and distribution company.

Virginia   Va. Code Ann.ss.56-89
           The Virginia State Corporation Commission has jurisdiction over the disposition of any utility assets located within Virginia. There is an exemption for sales for consideration of less than $25,000. All other transactions receive specific approval.

West Virginia   West Va. Codess.24-2-12
           West Virginia Public Service Commission has jurisdiction over the transfer of personal property of a public utility. Appalachian Power Company has an exemption for sales for consideration of less than $50,000. All other transactions receive specific approval.

ITEM 5.  PROCEDURES
      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's Order granting this Application or Declaration on Form U-1 be issued on or before January 15, 2002. AEP, Generating, Appalachian, Central, Columbus, Indiana, Kentucky, Kingsport, Ohio, Oklahoma, Southwestern, West Texas, and Wheeling waive any recommended decisions by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective, sine it is desired that the Commission's Order, when issued, become effective forthwith. AEP, Generating, Appalachian, Central, Columbus, Indiana, Kentucky, Kingsport, Ohio, Oklahoma, Southwestern, West Texas, and Wheeling consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter, unless the Office of Utility Regulation opposes the matters covered by this Application or Declaration on Form U-1.
ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
      The following exhibits, financial statements, and Source of Funds Statements are filed as part of this statement:
      (a)  Exhibits:
           Exhibit A None
           Exhibit B None
           Exhibit C None
           Exhibit D None
           Exhibit E None
           Exhibit F Opinion of Counsel
           Exhibit G Form of Notice
      (b)  Financial Statements:
ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
      It is believed that the granting of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                          SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                               AMERICAN ELECTRIC POWER COMPANY, INC. AEP
                               GENERATING COMPANY APPALACHIAN POWER COMPANY
                               CENTRAL POWER AND LIGHT COMPANY COLUMBUS SOUTHERN POWER COMPANY INDIANA MICHIGAN POWER COMPANY KENTUCKY POWER COMPANY KINGSPORT POWER COMPANY OHIO POWER COMPANY PUBLIC SERVICE COMPANY OF OKLAHOMA SOUTHWESTERN POWER COMPANY WEST TEXAS UTILITIES COMPANY WHEELING POWER COMPANY


                               By: /s/  Thomas G. Berkemeyer
                                       Assistant Secretary

Dated November 14, 2001




                                                                       EXHIBIT F
(614) 223-1649


November 14, 2001


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, NW
Washington, D.C.  20549

      Re:  American Electric Power Company, Inc. et. al. File No. 70-8931

Gentlemen:

In connection with the exemption proposed and described in the Application or Declaration on Forum U-1 filed with the Securities and Exchange Commission by American Electric Power Company, Inc., and its operating company subsidiaries (the "Companies") to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1 and the documents referred to in it.

In my opinion, if the Application or Declaration is granted and permitted to become effective; if all of the actions proposed to be taken by the Boards of Directors of the Applicants or Declarants are taken; and if all of the proposed transactions are consummated in accordance with the aforesaid Application or
Declaration:

(a) all state laws applicable to the proposed transactions will have been complied with;

(b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by the Applicants or Declarants, or any associate company.

I consent to the use of this opinion as part of the above-mentioned Application or Declaration.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for the Companies

ABG:gcm



                                                                       EXHIBIT G


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ____________/                                       , 2001

---------------------------------------------------
                                                  :
In the Matter of                                  :
                                                  :
AMERICAN ELECTRIC POWER COMPANY, INC., et al.     :
1 Riverside Plaza                                 :
Columbus, Ohio  43215                             :
                                                  :
(70-8931)                                         :
---------------------------------------------------

NOTICE OF PROPOSED INCREASE IN EXEMPTION UNDER RULE 44

American Electric Power Company, Inc. ("AEP"), a registered holding company, and its twelve electric utility subsidiary companies, AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("Central"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("Oklahoma"), Southwestern Electric Power Company ("Southwestern"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") (collectively the "Companies"), have filed a proposal with this Commission pursuant to Section 12(d) and of the Public Utility Holding Company Act of 1935 ("Act") and Rule 44 thereunder.

By HCAR Release No. 35-26622 dated December 12, 1996 in this file all eight operating subsidiaries of AEP were authorized to sell utility assets for consideration up to $5,000,000 per operating subsidiary per calendar year. This authority was granted through December 31, 2001.

AEP and its subsidiaries desire to amend and extend the authority in this file to include the four operating subsidiaries acquired by AEP in its merger with Central and South West Corporation and to increase the authorized amount of sales from $5,000,000 per public utility to $15,000,000 per public utility through September 30, 2006. In the case of a lessee, the lease payment will be valued once the term of lease and be counted against the exemption in the initial term of the lease.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by December ___, 2001, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                               Jonathan G. Katz, Secretary